SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------
                             (Amendment No. 1)


                      ZENITH NATIONAL INSURANCE CORP.
                     --------------------------------
                              (Name of Issuer)


                                COMMON STOCK
                     --------------------------------
                       (Title of Class of Securities)


                                 989390 109
                     --------------------------------
                               (CUSIP Number)


                               STANLEY R. ZAX
                      ZENITH NATIONAL INSURANCE CORP.
                            21255 CALIFA STREET
                      WOODLAND HILLS, CALIFORNIA 91367
                                818-713-1000

                     --------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              January 15, 2001
                     --------------------------------
          (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box |_|

                                  COPY TO:

                            JONATHAN L. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                        300 SOUTH GRAND, 34TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071
                               (213) 687-5000


                       (Continued on following pages)



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CUSIP No.   989390 109              13D
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1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      STANLEY R. ZAX
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                   (a)  |_|
                                                                   (b)  |X|
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
          00
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                             |_|
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
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      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
      WITH:

      7.    SOLE VOTING POWER
                  1,248,564 shares

      8.    SHARED VOTING POWER
                  178,800 shares

      9.    SOLE DISPOSITIVE POWER
                  1,248,564 shares

      10.   SHARED DISPOSITIVE POWER
                  178,800 shares
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            1,427,364 shares
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                           |_|
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.18%
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14.   TYPE OF REPORTING PERSON
            IN
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            This Statement constitutes Amendment No. 1 to the Schedule 13D of Stanley R. Zax. Mr. Zax is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On March 15, 1996, the Reporting Person received options to purchase a total of 1,000,000 shares of common stock, par value $1.00 per share ("Common Stock"), of Zenith National Insurance Corp. (the "Company"). The options were issued by the Company pursuant to the Zenith National Insurance Corp. 1996 Employee Stock Option Plan, and became exercisable as to 20% of the underlying securities on each anniversary of the grant date through March 15, 2001.

            The Reporting Person became co-trustee of the Blank Living Trust #1 (the "Trust") as of June 1, 2000, thereby acquiring beneficial ownership of all shares of Common Stock held by the Trust.

ITEM 4.     PURPOSE OF TRANSACTION.

            All shares of Common Stock owned by the Reporting Person are held for investment purposes, except the shares held by the Trust, which are held solely for the purpose of administering the Trust.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Reporting Person beneficially owns 1,427,364 shares of Common Stock, representing 8.18% of the shares outstanding as of January 17, 2001. The number of shares includes 1,030 shares held by the Reporting Person as custodian for his adult children, 178,800 shares held by the Reporting Person as co-trustee of the Trust, and 800,000 shares as to which options are currently exercisable and 200,000 shares as to which options will become exercisable on March 15, 2001.

            (b) The Reporting Person (i) has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,248,534 shares, and (ii) shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 178,800 shares held by the Trust.

            (c) In December 2000, the Trust sold 21,200 shares of Common Stock on the New York Stock Exchange. The dates of sale, number of shares sold on each date and price per share are provided below:

            December 4, 2000    1,000 shares    $26.187
            December 4, 2000    1,700 shares    $26.375
            December 4, 2000    1,200 shares    $26.50
            December 4, 2000    1,100 shares    $26.306
            December 8, 2000    2,000 shares    $28.143
            December 11, 2000   4,000 shares    $29.575
            December 11, 2000   2,000 shares    $29.531
            December 22, 2000   1,500 shares    $29.333
            December 22, 2000   1,300 shares    $29.00
            December 26, 2000   1,200 shares    $29.125
            December 26, 2000   3,000 shares    $29.341
            December 26, 2000   1,200 shares    $29.312

            (d) The Reporting Person shares the power to vote and dispose of the shares held by the Trust with Harvey L Silbert and J.P. Morgan FSB, as co-trustees. The information required by Item 2 with respect to each such person is as follows:

            Based on information provided by Mr. Silbert to the Reporting Person, Mr. Silbert is of counsel to Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro LLP, a law firm located at 2121 Avenue of the Stars, 18th Floor, Los Angeles, California 90067. During the last five years, Mr. Silbert (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Silbert is a citizen of the United States.

            Based on information received by the Reporting Person from J.P. Morgan FSB, such person is located at 333 South Hope Street, 35th Floor, Los Angeles, California 90071. No other information required by Item 2 with respect to such person or reasonably available to the Reporting Person.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to an amendment to the declaration of trust of the Trust, the Reporting Person acts as co-trustee of such trust with Harvey L. Silbert and J.P. Morgan FSB and thereby shares the power to vote and dispose of the shares of Common Stock held by the Trust.


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2001
STANLEY R. ZAX




By:  /s/ Stanley R. Zax
    ------------------------------------